Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Place de l'Étoile - 11, rue de Tilsitt - 75017 Paris
Tél.: +33 (0)1 47 54 50 00 - Fax: +33 (0)1 42 27 32 11
www.capgemini.com

07026563

File No. 82-5065

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
USA

August 31, 2007

Re : Cap Gemini S.A. (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No 82-5065)

Ladies and Gentlemen,

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Paris at (33) 1 47 54 50 83.

Yours truly,

END

Cap Gemini S.A.

By : ____________________

Name: Philippe Hennequin
Title: General Counsel